Exhibit 99.1

SOHU.COM REPORTS FOURTH QUARTER AND FISCAL YEAR 2023 UNAUDITED FINANCIAL RESULTS

BEIJING, March 4, 2024 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), a leading Chinese online media, video, and game business group, today reported unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Fourth Quarter Highlights1

•	Total revenues were US$141 million, down 12% year-over-year and 3% quarter-over-quarter.

•	Brand advertising revenues were US$20 million, down 30% year-over-year and 9% quarter-over-quarter.

•	Online game revenues were US$115 million, down 5% year-over-year and 2% quarter-over-quarter.

•	GAAP net loss attributable to Sohu.com Limited was US$13 million, compared with a net loss of US$7 million in the fourth quarter of 2022 and a net loss of US$14 million in the third quarter of 2023.

•

Non-GAAP[2] net loss attributable to Sohu.com Limited was US$11 million, compared with a net loss of US$2 million in the fourth quarter of 2022 and a net loss of US$10 million in the third quarter of 2023.

Fiscal Year 2023 Highlights

•	Total revenues were US$601 million, down 18% compared with 2022.

•	Brand advertising revenues were US$89 million, down 14% compared with 2022.

•	Online game revenues were US$480 million, down 18% compared with 2022.

•	GAAP net loss attributable to Sohu.com Limited was US$66 million, compared with a net loss of US$17 million in 2022.

•	Non-GAAP net loss attributable to Sohu.com Limited was US$51 million, compared with net income of US$2 million in 2022.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the fourth quarter and full year of 2023, we continued to optimize operating efficiency with strict budget control, despite the external economic environment and cautious budgeting by advertisers. Thanks to these efforts, our bottom-line performance hit the high end of our guidance for the fourth quarter of 2023. At Sohu Media Portal, we further refined our products, upgraded technology and expanded premium content offerings, resulting in an enhanced user experience. At Sohu Video, we continued to execute our ‘Twin Engine’ strategy by developing engaging long and short-form content. In addition to the social distribution of short-form content, we also worked hard on science-based live broadcasting and other live broadcasting events, which further boosted user interactions and engagement on our platforms. We also proactively explored diversified monetization opportunities by integrating our advantageous resources and hosting various content marketing campaigns with our unique IPs. Lastly, our online game business remained stable, delivering revenues in line with our expectations.”

Fourth Quarter Financial Results

Revenues

Total revenues were US$141 million, down 12% year-over-year and 3% quarter-over-quarter.

Brand advertising revenues were US$20 million, down 30% year-over-year and 9% quarter-over-quarter.

[1]

The bankruptcy proceedings of Changyou’s wholly-owned subsidiary Shanghai Jingmao Culture Communication Co., Ltd. (“Shanghai Jingmao”), which operated Changyou’s cinema advertising business, were concluded by a Chinese mainland bankruptcy court in the third quarter of 2023. The Company recognized a US$35 million disposal gain within discontinued operations in the condensed consolidated statements of operations for the third quarter of 2023. Unless indicated otherwise, results presented in this press release are related to continuing operations only, and exclude the disposal gain mentioned above.

[2]

Non-GAAP results exclude share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; the impact of income tax related to changes in the fair value of the Company’s investments; and interest expense recognized in connection with the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “U.S. TCJA”). Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Online game revenues were US$115 million, down 5% year-over-year and 2% quarter-over-quarter.

Gross Margin

Both GAAP and non-GAAP gross margin were 76%, compared with 78% in the fourth quarter of 2022 and 76% in the third quarter of 2023.

Both GAAP and non-GAAP gross margin for the brand advertising business were 16%, compared with 51% in the fourth quarter of 2022 and 15% in the third quarter of 2023. The year-over-year margin decrease was mainly due to a waiver of unpaid long-term accounts payable of approximately US$10 million recognized in the fourth quarter of 2022.

Both GAAP and non-GAAP gross margin for online games were 87%, compared with 84% in the fourth quarter of 2022 and 87% in the third quarter of 2023.

Operating Expenses

GAAP operating expenses were US$133 million, up 2% year-over-year and 1% quarter-over-quarter. Non-GAAP operating expenses were US$134 million, up 3% year-over-year and 2% quarter-over-quarter.

Operating Loss

GAAP operating loss was US$25 million, compared with an operating loss of US$6 million in the fourth quarter of 2022 and an operating loss of US$21 million in the third quarter of 2023.

Non-GAAP operating loss was US$26 million, compared with an operating loss of US$5 million in the fourth quarter of 2022 and an operating loss of US$20 million in the third quarter of 2023.

Income Tax Expense

GAAP income tax expense was US$14 million, compared with income tax expense of US$7 million in the fourth quarter of 2022 and income tax expense of US$15 million in the third quarter of 2023. Non-GAAP income tax expense was US$10 million, compared with income tax expense of US$5 million in the fourth quarter of 2022 and income tax expense of US$12 million in the third quarter of 2023. The year-over-year income tax expense increase was mainly due to a one-time tax benefit recognized by Changyou in the fourth quarter of 2022 as result of certain of its subsidiaries having been entitled to preferential tax rates upon being granted Software Enterprise status for 2021.

Net Loss

GAAP net loss attributable to Sohu.com Limited was US$13 million, or a net loss of US$0.37 per fully-diluted American depositary share (“ADS,” each ADS representing one Sohu ordinary share), compared with a net loss of US$7 million in the fourth quarter of 2022 and a net loss of US$14 million in the third quarter of 2023.

Non-GAAP net loss attributable to Sohu.com Limited was US$11 million, or a net loss of US$0.32 per fully-diluted ADS, compared with a net loss of US$2 million in the fourth quarter of 2022 and a net loss of US$10 million in the third quarter of 2023.

Liquidity and Capital Resources

As of December 31, 2023, cash and cash equivalents, short-term investments and long-term time deposits totaled approximately US$1.3 billion.

Fiscal Year 2023 Financial Results

Revenues

Total revenues were US$601 million, down 18% compared with 2022.

Brand advertising revenues were US$89 million, down 14% compared with 2022.

Online game revenues were US$480 million, down 18% compared with 2022.

Gross Margin

Both GAAP and non-GAAP gross margin was 76%, compared with 74% in 2022.

Both GAAP and non-GAAP gross margin for the brand advertising business was 20%, compared with 16% in 2022.

Both GAAP and non-GAAP gross margin for online games was 86%, compared with 84% in 2022.

Operating Expenses

For 2023, GAAP operating expenses totaled US$542 million, flat compared with 2022. Non-GAAP operating expenses were US$542 million, up 1% compared with 2022.

Operating Profit/(Loss)

GAAP operating loss was US$87 million, compared with an operating loss of US$1 million in 2022.

Non-GAAP operating loss was US$87 million, compared with an operating profit of US$4 million in 2022.

Income Tax Expense

GAAP income tax expense was US$60 million, compared with income tax expense of US$58 million in 2022. Non-GAAP income tax expense was US$48 million, compared with income tax expense of US$53 million in 2022.

Net Income/(Loss)

GAAP net loss attributable to Sohu.com Limited was US$66 million, or a net loss of US$1.93 per fully-diluted ADS, compared with a net loss of US$17 million in 2022.

Non-GAAP net loss attributable to Sohu.com Limited was US$51 million, or a net loss of US$1.51 per fully-diluted ADS, compared with net income of US$2 million in 2022.

Supplementary Information for Changyou Results3

Fourth Quarter 2023 Operating Results

•

For PC games, total average monthly active user accounts[4] (MAU) were 2.3 million, an increase of 2% year-over-year and 4% quarter-over-quarter. Total quarterly aggregate active paying accounts[5] (APA) were 0.9 million, a decrease of 4% year-over-year and 9% quarter-over-quarter. The quarter-over-quarter decrease in APA was mainly a result of fewer in-game promotional activities having been launched for TLBB PC during the quarter.

•

For mobile games, total average MAU were 1.7 million, a decrease of 4% year-over-year and 26% quarter-over-quarter. Total quarterly APA were 0.3 million, a decrease of 14% year-over-year and 25% quarter-over-quarter. The year-over-year decreases in MAU and APA were mainly due to the natural decline of our older games, partially offset by the launch of New TLBB Mobile during the third quarter of 2023. The quarter-over-quarter decreases in MAU and APA were mainly due to the natural decline of New TLBB Mobile.

Fourth Quarter 2023 Unaudited Financial Results

Total revenues were US$116 million, a decrease of 6% year-over-year and 2% quarter-over-quarter. Online game revenues were US$115 million, a decrease of 5% year-over-year and 2% quarter-over-quarter. Online advertising revenues were US$1 million, a decrease of 18% year-over-year and an increase of 1% quarter-over-quarter.

GAAP and non-GAAP gross profit were both US$100 million, a decrease of 3% year-over-year and 2% quarter-over-quarter.

GAAP operating expenses were US$53 million, an increase of 5% year-over-year and 2% quarter-over-quarter. The year-over-year increase was mainly due to an increase in salary and benefits expenses.

Non-GAAP operating expenses were US$54 million, an increase of 8% year-over-year and 5% quarter-over-quarter.

[3]	“Changyou Results” consist of the results of Changyou’s online game business and its 17173.com Website.
[4]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[5]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

GAAP operating profit was US$48 million, compared with an operating profit of US$53 million for the fourth quarter of 2022 and US$51 million for the third quarter of 2023.

Non-GAAP operating profit was US$47 million, compared with a non-GAAP operating profit of US$54 million for the fourth quarter of 2022 and US$52 million for the third quarter of 2023.

Fiscal Year 2023 Unaudited Financial Results

Total revenues were US$485 million, a decrease of 18% year-over-year. Online game revenues were US$480 million, a decrease of 18% year-over-year. Online advertising revenues were US$5 million, a decrease of 27% year-over-year.

GAAP and non-GAAP gross profit were both US$418 million, a decrease of 16% year-over-year.

GAAP operating expenses were US$216 million, a decrease of 3% year-over-year.

Non-GAAP operating expenses were US$215 million, a decrease of 1% year-over-year.

GAAP operating profit was US$202 million, compared with an operating profit of US$277 million for 2022.

Non-GAAP operating profit was US$203 million, compared with a non-GAAP operating profit of US$282 million for 2022.

Recent Development

Sohu today announced that on March 2, 2024, its board of directors authorized an increase in Sohu’s previously-announced share repurchase from up to US$80 million to up to US$150 million of the outstanding ADSs of Sohu. As previously announced, the ADSs may be purchased from time to time over a two-year period commencing November 11, 2023 at Sohu’s management’s discretion at prevailing market prices in accordance with Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934. Sohu’s management will continue to determine the timing and amount of any purchases of ADSs based on their evaluation of market conditions, the trading price of ADSs and other factors. The share repurchase program may be suspended or discontinued at any time. Sohu plans to continue to fund repurchases from its existing cash balance. As of February 29, 2024, Sohu had repurchased 1,276,457 ADSs under the share repurchase program for an aggregate cost of approximately US$12 million.

Business Outlook

For the first quarter of 2024, Sohu estimates:

•	Brand advertising revenues to be between US$15 million and US$17 million; this implies an annual decrease of 25% to 33%, and a sequential decrease of 16% to 26%.

•	Online game revenues to be between US$110 million and US$120 million; this implies an annual decrease of 7% to 15%, and a sequential decrease of 4% to a sequential increase of 5%.

•	Non-GAAP net loss attributable to Sohu.com Limited to be between US$23 million and US$33 million; and GAAP net loss attributable to Sohu.com Limited to be between US$26 million and US$36 million.

For the first quarter 2024 guidance, the Company has adopted a presumed exchange rate of RMB7.10=US$1.00, as compared with the actual exchange rate of approximately RMB6.84=US$1.00 for the first quarter of 2023, and RMB7.15=US$1.00 for the fourth quarter of 2023.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; the impact of income tax related to changes in the fair value of the Company’s investments; and interest expense recognized in connection with the Toll Charge imposed by the U.S. TCJA. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; the impact of income tax related to changes in the fair value of the Company’s investments; and interest expense recognized in connection with the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; the impact of income tax related to changes in the fair value of the Company’s investments; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments, and the impact of income tax related to changes in the fair value of the Company’s investments do not involve subsequent cash outflow or are reflected in the cash flows at the equity transaction level, Sohu does not factor in their impact when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments, the impact of income tax related to changes in the fair value of the Company’s investments, and also excluded the interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited, and diluted net income attributable to Sohu.com Limited per ADS excluding share-based compensation expense and interest expense recognized in connection with the Toll Charge is that share-based compensation expense and interest expense recognized in connection with the Toll Charge have been and can be expected to continue to be significant recurring expenses in Sohu’s business. It is also possible that changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments, and the impact of income tax related to changes in the fair value of the Company’s investments will recur in the future. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported U.S. dollar results; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales and online games for its revenues; and the impact of the U.S. TCJA. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2022, and other filings with and information furnished to the U.S. Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, March 4, 2024 (8:30 p.m. Beijing/Hong Kong time, March 4, 2024) following the quarterly results announcement. Participants can register for the conference call by clicking here, which will lead them to the conference registration website. Upon registration, participants will receive details for the conference call, including the dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s website at https://investors.sohu.com/

About Sohu

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. As a mainstream media platform, Sohu is indispensable to the daily life of millions of Chinese, providing a network of web properties and community based products which continually offer a broad array of choices regarding information, entertainment and communication to the vast number of Sohu users. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of the leading online media destinations Sohu News App, mobile news portal m.sohu.com, PC portal www.sohu.com; online video website tv.sohu.com; and the online games platform www.changyou.com/en/.

Sohu provides online brand advertising services as well as multiple news, information and content services on its matrix of websites and also on its mobile platforms. Sohu’s online game business, conducted by its subsidiary Changyou, develops and operates a diverse portfolio of PC and mobile games, such as the well-known Tian Long Ba Bu (“TLBB”) PC and Legacy TLBB Mobile.

For investor and media inquiries, please contact:

In China:

Ms. Huang, Pu
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Bergkamp, Linda
Christensen
Tel:	+1 (480) 614-3004
E-mail:	linda.bergkamp@christensencomms.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2023	Sep. 30, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Revenues:
Brand advertising	$20,195	$22,087	$28,778	$88,689	$103,233
Online games	114,759	117,049	121,381	479,697	585,424
Others	6,405	6,294	10,241	32,286	45,215

Total revenues	141,359	145,430	160,400	600,672	733,872

Cost of revenues:
Brand advertising (includes share-based compensation expense of $0, $15, $8, $7, and $48, respectively)	16,966	18,745	14,020	71,103	86,642
Online games (includes share-based compensation expense of $-44, $18, $18, $10, and $143, respectively)	15,123	15,039	18,888	65,029	91,001
Others	1,733	687	2,888	9,625	13,930

Total cost of revenues	33,822	34,471	35,796	145,757	191,573

Gross profit	107,537	110,959	124,604	454,915	542,299
Operating expenses:
Product development (includes share-based compensation expense of $-572, $280, $217, $156, and $2,026, respectively)	69,553	67,749	67,147	279,842	260,772
Sales and marketing (includes share-based compensation expense of $4, $39, $-21, $26, and $128, respectively)	50,813	53,040	47,067	213,449	225,480
General and administrative (includes share-based compensation expense of $-393, $358, $332, $509, and $2,594, respectively)	12,450	10,801	15,970	48,934	56,920

Total operating expenses	132,816	131,590	130,184	542,225	543,172

Operating loss	(25,279)	(20,631)	(5,580)	(87,310)	(873)
Other income, net	15,949	10,869	779	35,746	17,643
Interest income	11,578	11,519	6,190	45,222	17,311
Exchange difference	(823)	(478)	(1,071)	692	6,524

Income/(loss) before income tax expense	1,425	1,279	318	(5,650)	40,605
Income tax expense	14,044	15,340	7,413	60,420	57,946

Net loss from continuing operations	(12,619)	(14,061)	(7,095)	(66,070)	(17,341)
Net income from discontinued operations, net of tax [6]	—	35,426	—	35,426	—
Net income/(loss)	(12,619)	21,365	(7,095)	(30,644)	(17,341)

Less: Net income/(loss) from continuing operations attributable to the noncontrolling interest shareholders	(1)	(2)	(1)	(265)	2
Net loss from continuing operations attributable to Sohu.com Limited	(12,618)	(14,059)	(7,094)	(65,805)	(17,343)

Net income from discontinued operations attributable to Sohu.com Limited	—	35,426	—	35,426	—

Net income/(loss) attributable to Sohu.com Limited	(12,618)	21,367	(7,094)	(30,379)	(17,343)

Basic net loss from continuing operations per share/ADS attributable to Sohu.com Limited[7]	$(0.37)	$(0.41)	$(0.21)	(1.93)	$(0.50)

Basic net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—	$1.04	$—	1.04	$—

Basic net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.37)	$0.63	$(0.21)	(0.89)	$(0.50)

Shares/ADSs used in computing basic net income/(loss) per share/ADS attributable to Sohu.com Limited	34,061	34,190	34,091	34,109	34,945

Diluted net loss from continuing operations per share/ADS attributable to Sohu.com Limited	$(0.37)	$(0.41)	$(0.21)	(1.93)	$(0.50)

Diluted net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—	$1.04	$—	1.04	$—

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.37)	$0.63	$(0.21)	(0.89)	$(0.50)

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	34,061	34,190	34,091	34,109	34,945

[6]	See Footnote 1.
[7]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2023	As of Dec. 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$362,504	$697,821
Restricted cash	3,184	3,641
Short-term investments	597,770	473,624
Accounts receivable, net	71,618	67,541
Prepaid and other current assets	81,971	83,093

Total current assets	1,117,047	1,325,720

Fixed assets, net	269,058	288,226
Goodwill	47,163	47,415
Long-term investments, net	45,198	26,012
Intangible assets, net	2,226	5,394
Long-term time deposits	388,613	265,802
Other assets	12,793	19,207

Total assets	$1,882,098	$1,977,776

LIABILITIES
Current liabilities:
Accounts payable	$44,609	$56,449
Accrued liabilities	103,779	126,461
Receipts in advance and deferred revenue	50,829	48,080
Accrued salary and benefits	50,330	60,754
Taxes payables	11,363	10,612
Other short-term liabilities	81,482	114,532

Total current liabilities	$342,392	$416,888

Long-term other payables	3,924	1,795
Long-term tax liabilities	474,374	448,043
Other long-term liabilities	2,130	340

Total long-term liabilities	$480,428	$450,178

Total liabilities	$822,820	$867,066

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	1,058,956	1,109,442
Noncontrolling interest	322	1,268

Total shareholders’ equity	$1,059,278	$1,110,710

Total liabilities and shareholders’ equity	$1,882,098	$1,977,776

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Dec. 31, 2023					Three Months Ended Sep. 30, 2023					Three Months Ended Dec. 31, 2022
	GAAP	Non-GAAP Adjustment			Non- GAAP	GAAP	Non-GAAP Adjustment			Non- GAAP	GAAP	Non-GAAP Adjustment			Non- GAAP
		—	(a	)			15	(a	)			(8)	(a	)

Brand advertising gross profit	$3,229	$—			$3,229	$3,342	$15			$3,357	$14,758	$(8)			$14,750

Brand advertising gross margin	16%				16%	15%				15%	51%				51%

		(44)	(a	)			18	(a	)			18	(a	)

Online games gross profit	$99,636	$(44)			$99,592	$102,010	$18			$102,028	$102,493	$18			$102,511

Online games gross margin	87%				87%	87%				87%	84%				84%

		—	(a	)			—	(a	)			—	(a	)

Others gross profit	$4,672	$—			$4,672	$5,607	$—			$5,607	$7,353	$—			$7,353

Others gross margin	73%				73%	89%				89%	72%				72%

		(44)	(a	)			33	(a	)			10	(a	)

Gross profit	$107,537	$(44)			$107,493	$110,959	$33			$110,992	$124,604	$10			$124,614

Gross margin	76%				76%	76%				76%	78%				78%

Operating expenses	$132,816	$961	(a	)	$133,777	$131,590	$(677)	(a	)	$130,913	$130,184	$(528)	(a	)	$129,656

		(1,005)	(a	)			710	(a	)			538	(a	)

Operating loss	$(25,279)	$(1,005)			$(26,284)	$(20,631)	$710			$(19,921)	$(5,580)	$538			$(5,042)

Operating margin	-18%				-19%	-14%				-14%	-3%				-3%

Income tax expense	$14,044	$(3,667)	(d	)	$10,377	$15,340	$(3,149)	(d	)	$12,191	$7,413	$(1,954)	(c,d	)	$5,459

		(1,005)	(a	)			710	(a	)			538	(a	)
		(827)	(b	)			—					2,442	(b	)
		—					—					(610)	(c	)
		3,667	(d	)			3,149	(d	)			2,564	(d	)

Net loss before non-controlling interest	$(12,619)	$1,835			$(10,784)	$(14,061)	3,859			(10,202)	$(7,095)	$4,934			$(2,161)

		(1,005)	(a	)			710	(a	)			538	(a	)
		(827)	(b	)			—					2,442	(b	)
		—					—					(610)	(c	)
		3,667	(d	)			3,149	(d	)			2,564	(d	)

Net loss from continuing operations attributable to Sohu.com Limited for diluted net loss per share/ADS	$(12,618)	$1,835			$(10,783)	$(14,059)	3,859			(10,200)	$(7,094)	$4,934			$(2,160)

Net income from discontinued operations attributable to Sohu.com Limited for diluted net loss per share/ADS [8]	$—	—			—	$35,426	—			$35,426	$—	—			$—

Net income/(loss) attributable to Sohu.com Limited for diluted net income/(loss) per share/ADS	$(12,618)	1,835			(10,783)	$21,367	3,859			25,226	$(7,094)	$4,934			$(2,160)

Diluted net loss from continuing operations per share/ADS attributable to Sohu.com Limited	$(0.37)				$(0.32)	$(0.41)				$(0.30)	$(0.21)				$(0.06)

Diluted net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—				—	$1.04				$1.04	$—				$—

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.37)				(0.32)	$0.63				$0.74	$(0.21)				$(0.06)

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	34,061				34,061	34,190				34,190	34,091				34,091

Note:

(a)	To eliminate the impact of share-based awards.
(b)	To adjust for changes in the fair value of the Company’s investments.
(c)	To adjust for the impact of income tax related to changes in the fair value of the Company’s investments.
(d)	To adjust for the effect of the Toll Charge.
[8]	See Footnote 1.

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Twelve Months Ended Dec. 31, 2023					Twelve Months Ended Dec. 31, 2022
	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP
		7	(a	)			48	(a	)

Brand advertising gross profit	$17,586	$7			$17,593	$16,591	$48			$16,639

Brand advertising gross margin	20%				20%	16%				16%

		10	(a	)			143	(a	)

Online games gross profit	$414,668	$10			$414,678	$494,423	$143			$494,566

Online games gross margin	86%				86%	84%				84%

		—	(a	)			—	(a	)

Others gross profit	$22,661	$—			$22,661	$31,285	$—			$31,285

Others gross margin	70%				70%	69%				69%

		17	(a	)			191	(a	)

Gross profit	$454,915	$17			$454,932	$542,299	$191			$542,490

Gross margin	76%				76%	74%				74%

Operating expenses	$542,225	$(691)	(a	)	$541,534	$543,172	$(4,748)	(a	)	$538,424

		708	(a	)			4,939	(a	)

Operating profit/(loss)	$(87,310)	$708			$(86,602)	$(873)	$4,939			$4,066

Operating margin	-15%				-14%	0%				1%

Income tax expense	$60,420	$(12,297)	(c,d	)	$48,123	$57,946	$(5,118)	(c,d	)	$52,828

		708	(a	)			4,939	(a	)
		1,391	(b	)			9,659	(b	)
		(555)	(c	)			(2,416)	(c	)
		12,852	(d	)			7,534	(d	)

Net income/(loss) before non-controlling interest	$(66,070)	14,396			(51,674)	$(17,341)	$19,716			$2,375

		708	(a	)			4,939	(a	)
		1,391	(b	)			9,659	(b	)
		(555)	(c	)			(2,416)	(c	)
		12,852	(d	)			7,534	(d	)

Net income/(loss) from continuing operations attributable to Sohu.com Limited for diluted net income/(loss) per share/ADS	$(65,805)	$14,396			$(51,409)	$(17,343)	$19,716			$2,373

Net income from discontinued operations attributable to Sohu.com Limited for diluted net income per share/ADS [9]	$35,426	—			35,426	$—	$—			$—

Net income/(loss) attributable to Sohu.com Limited for diluted net income/(loss) per share/ADS	$(30,379)	14,396			(15,983)	$(17,343)	$19,716			$2,373

Diluted net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited	$(1.93)				$(1.51)	$(0.50)				$0.07

Diluted net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$1.04				1.04	$—				—

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited.	$(0.89)				(0.47)	$(0.50)				0.07

Share/ADS used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	34,109				34,109	34,945				34,945

Note:

(a)	To eliminate the impact of share-based awards.
(b)	To adjust for changes in the fair value of the Company’s investments.
(c)	To adjust for the impact of income tax related to changes in the fair value of the Company’s investments.
(d)	To adjust for the effect of the U.S. TCJA.
[9]	See Footnote 1.